FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

1,500,000 DEPOSITARY SHARES

EACH REPRESENTING A 1/25TH INTEREST IN A SHARE OF

5.000% FIXED RATE/FLOATING RATE NONCUMULATIVE PREFERRED STOCK, SERIES U

Amended Terms and Conditions

Issuer:	Citigroup Inc.

Securities:	1,500,000 depositary shares, each representing a 1/25th interest in a share of perpetual 5.000% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series U (the “Series U preferred stock”).

Ratings*:	Ba1 / BB+ / BB+ / BBBH (Stable Outlook / Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch / DBRS)

Trade Date:	September 5, 2019

Settlement Date:	September 12, 2019 (T+5 days)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series U preferred stock (equivalent to $1,000 liquidation preference per depositary share).

Aggregate Liquidation Preference:	$1,500,000,000

Public Offering Price:	$1,000 per depositary share.

Net Proceeds to Citigroup:	$1,477,500,000 (before expenses)

Dividend Rate and Payment Dates:

When, as and if declared by the board of directors of Citigroup, or a duly authorized committee of the board of directors, out of funds legally available to pay dividends, (i) from, and including, the date of issuance of the Preferred Stock to, but excluding, September 12, 2024 (the “fixed rate period”), at an annual rate of 5.000% on the liquidation preference amount of $25,000 per share of Series U preferred stock, payable semiannually in arrears, on the 12th of each March and September, beginning on March 12, 2020, and (ii) from, and including, September 12, 2024 (the “floating rate period”), at an annual rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated September 5, 2019 (the “Preliminary Prospectus Supplement”) and compounding daily over each dividend period as described in the Preliminary Prospectus Supplement) plus 3.813% on the liquidation preference amount of $25,000 per share of Series U preferred stock, payable quarterly in arrears, on the second business day following each dividend period end date, beginning on December 16, 2024. A “dividend period end date” means the 12th of each March, June, September and December, beginning December 12, 2024.

Following business day convention during the fixed rate period. Modified following business day convention applicable to each dividend period end date during the floating rate period. Business days during fixed rate period New York. Business days during floating rate period New York and U.S. Government Securities Business.

First Dividend Payment Date:	If declared, March 12, 2020

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Redemption at Issuer Option:	Subject to any required prior concurrence or approval of the Federal Reserve, Citigroup may redeem the Series U preferred stock, and thus redeem a proportionate number of depositary shares (i) in whole or in part, from time to time, on September 12, 2024 and on any dividend period end date on or after December 12, 2024, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the Preliminary Prospectus Supplement), in each case at a cash redemption price equal to 100% of the liquidation preference, plus any declared and unpaid dividends, and without accumulation of any undeclared dividends, to but excluding the redemption date. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date	The second U.S. Government Securities Business Day (as defined in the Preliminary Prospectus Supplement) prior to a redemption date.

Sinking Fund:	Not applicable

CITIGROUP INC.

1,500,000 DEPOSITARY SHARES

EACH REPRESENTING A 1/25TH INTEREST IN A SHARE OF

5.000% FIXED RATE/FLOATING RATE NONCUMULATIVE PREFERRED STOCK, SERIES U

Listing:	None

Voting Rights:	The holders of the Series U preferred stock do not have voting rights, except (i) as specifically required by Delaware law; (ii) in the case of certain dividend non-payments; (iii) with respect to the issuance of senior capital stock of Citigroup; and (iv) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series U preferred stock. Holders of depositary shares must act through the depositary to exercise any voting rights.

Depository Shares CUSIP / ISIN:	172967MG3 / US172967MG30

Sole Structuring Agent and Sole Bookrunner:	Citigroup Global Markets Inc.

Senior Co-Managers:

BMO Capital Markets Corp.

Danske Markets Inc.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

R. Seelaus & Co., LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Wells Fargo Securities, LLC

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

Banco de Sabadell, S.A.

Bankia, S.A.

Commonwealth Bank of Australia

Capital One Securities, Inc.

Global Oak Capital Markets

Great Pacific Securities

ICBC Standard Bank Plc

Imperial Capital, LLC

ING Financial Markets LLC

Mizuho Securities USA LLC

nabSecurities, LLC

North South Capital LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc

Stern Brothers & Co.

Tigress Financial Group LLC

UBS Securities LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.